August 21, 2019

Emmanuel Dulac
Chief Executive Officer & President
Zealand Pharma A/S
Smedeland 36
2600 Glostrup (Copenhagen)
Denmark

       Re: Zealand Pharma A/S
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed March 15, 2019
           File No. 001-38178

Dear Mr. Dulac:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Years Ended December 31, 2018

Exhibits 12, page 1

1.    Please amend your filing to include revised certifications in Exhibits
12.1 and 12.2
      that reference internal control over financial reporting in the introductory language in paragraph 4 and paragraph 4b. Refer to instructions to Item 19 of Form
20-F.
Form 6-K filed March 8, 2019
Exhibit 99.1(a)
Notes to the Consolidated Financial Statements
Note 2-Revenue
Accounting for the Boehringer Ingelheim License Agreements, page 65

2. Where you discuss double-digit percentages for royalties with respect to your license
 Emmanuel Dulac
Zealand Pharma A/S
August 21, 2019
Page 2
         agreement with BI, please revise your description of the royalty rates in future filings to be more precise by providing a range that does not exceed ten percentage points.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Mary Mast at 202-551-3613 with any questions.



FirstName LastNameEmmanuel Dulac                                Sincerely,
Comapany NameZealand Pharma A/S
                                                                Division of
Corporation Finance
August 21, 2019 Page 2                                          Office of
Healthcare & Insurance
FirstName LastName